UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☑ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
GoSun Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 21, 2016

Physical address of issuer
1217 Ellis St, Cincinnati, OH 45223

Website of issuer
https://www.gosun.co.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,072,581	$1,500,766
Cash & Cash Equivalents	$526,140	$1,077,685
Accounts Receivable	$32,085	$37,483
Short-term Debt	$499,038	$593,770
Long-term Debt	$608,587	$557,530
Revenues/Sales	$1,565,135	$1,359,436
Cost of Goods Sold	$(1,021,895)	$(774,719)
Taxes Paid	$0	$0
Net Income	$(409,506)	$(129,074)

AMENDMENT TO ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
NOVEMBER 21, 2019

GoSun Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

GoSun Inc. ("GoSun Stove", "GoSun", the "company," "we," "us", or "our")is a Delaware Corporation, formed on December 21, 2016. The Company was formerly known as Applied Sunshine, LLC. The Company is currently also conducting business under the name of GoSun Stove.

The Company is located at 1217 Ellis St, Cincinnati, OH 45223.

The Company's website is https://www.gosun.co.

The Company has 3 employees.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were incorporated under the laws of Delaware on December 21, 2016. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products is highly competitive. We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize them.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products. Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We rely on various intellectual property rights, including patents, trademarks, and copyrights in order to operate our business. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people. The Company is dependent on Patrick Sherwin and Gary

Starr in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Patrick Sherwin or Gary Starr die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Substantial disruption to production at our manufacturing and distribution facilities could occur. A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations. We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The Company depends on the performance of distributors, carriers and other resellers. The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products.

A majority of the Company is owned by a small number of owners. The Company's current owners of 20% or more beneficially own up to 86.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Making outdoor cooking cleaner and more intelligent, GoSun's patented vacuum technology is 100% fuel-free. We are addressing global issues around Human Health, Environment and Economic Prosperity.

Business Plan
Mission and Vision—Clean, Easy and Safe: GoSun was founded with the goal of making cooking easier, cleaner, and more accessible for customers in both developed and emerging markets. This

line of fuel-free ovens is ready for action, incorporating durability and convenience into a package anyone can utilize. The Problem—Lack of Innovation: Cooking outdoors hasn't changed much in 350,000 years. We are still putting a piece of meat over a fire and letting 90% of the heat escape. Modern technology is impressive, but cooking gets little innovation; we also need to get serious about stopping our addiction to burning fossil fuels. Another Global Problem—Fire: According to the United Nation's Global Alliance for Clean Cookstoves, over 3 billion people are in need of a cookstove that does not emit harmful emissions. The UN has identified that up to 4 million premature deaths are caused by pollutants from wood and solid fuel cookstoves during daily cooking routines. Cooking can put enormous pressures on families trapped in a cycle of poverty, trying to gather enough firewood every day to cook. Solution—Effective Solar Oven: GoSun is focused on making incredible outdoor cooking appliances to fuel and inspire clean living in the developed world and providing practical, fuel-free cooking solutions to people in developing nations. GoSun has developed a line of innovative solar cookstoves that can bake, boil, or fry almost anything, just by using the power of the Sun. It's clean and safe: there are no fossil fuels or wood, no smoke or emissions, no hot coals, no open flames, no explosive gas, and no grease or soot. Future Solution—Hybrid Solar Electric: GoSun is developing a solution to cook anytime, anywhere, using back-up power supplied by electricity. Initial testing shows the GoSun Grill to be ten times more efficient than a traditional oven. With minimal marketing, over 1,000 customers have signed up for the hybrid option.

History of the Business
On 1/1/17 GoSun Inc. began operations and the previous company, Applied Sunshine, LLC became a wholly owned subsidiary of GoSun Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
GoSun Stove	GoSun has developed a line of innovative solar cookstoves that can bake, boil, or fry almost anything, just by using the power of the Sun. It's clean and safe: there are no fossil fuels or wood, no smoke or emissions, no hot coals, no open flames, no explosive gas, and no grease or soot.	GoSun is focused on making incredible outdoor cooking appliances to fuel and inspire clean living in the developed world and providing practical, fuel-free cooking solutions to people in developing nations.

Competition
The Company's primary competitors are Sun Oven, One Earth Designs, BioLite.

There are other solar cookers in the marketplace, but thanks to innovative, proprietary design and social marketing, GoSun, is now the recognized leader and the first and only solar cooker, to enter the mainstream marketplace. The existing solar ovens are insufficient for America's fast-paced lifestyle; they are too big, too slow and not user friendly. Having outpaced the existing solar cooking industry, GoSun's competitors are charcoal, propane, wood grills and camp stoves. Traditional grilling is a lengthy, tedious process involving dirty and crude equipment. Grills are rarely portable and, when they are, they typically involve handling extremely hot and messy equipment. Nothing in today's market is eco-friendly, clean or innovative.

Supply Chain and Customer Base
GoSun partners with a few manufacturers in Shandong and Guangdong Provinces of China. The main supplier is probably the world's largest producer of solar hot water devices. GoSun would like to maintain the confidential nature of these relationships.

The stoves have found traction with a wide spectrum of outdoor cooking enthusiasts such as campers, sailors, RVers, preppers and backyard chefs. E-commerce represents the bulk of business thus far, with specialty retail stores and event sales beginning to pick up. Key customers are HomeDepot.com,Amazon.com, Keystone Automotive Operation, Liberty Mountain, Wayfair.com, Cabelas.com, REI.com, ACE Hardware etc.

Intellectual Property and Research and Development

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9,377,215	Solar Cooking Apparatus	The patent invention relates to a solar cooking apparatus comprising of solar reflectors and solar collection elements.	July 23, 2012	June 28, 2016	United States
D799882	Solar Cooking Apparatus	The ornamental design for a solar cooking apparatus, as shown and described thereof.	June 11, 2015	October 17, 2017	United States
14,944,216	Solar Cooking Apparatus and Method Thereof	The ornamental design for a solar cooking apparatus, as shown and described thereof.	November 18, 2015	Not Published	United States

10,222,094	Solar Cooking Apparatus	The patent invention relates to a solar cooking apparatus comprised of solar reflectors and solar collection elements.	April 18, 2016	March 5, 2019	United States
201730516972.0	Solar Cooking Apparatus	The patent invention relates to a solar cooking apparatus comprised of solar reflectors and solar collection elements.	October 27, 2017	May 15, 2018	China
29,629,340	Solar Cooking Apparatus	The patent invention relates to a solar cooking apparatus comprised of solar reflectors and solar collection elements.	December 12, 2017	Not Published	United States
201820041075.8	Solar Cooking Apparatus	The patent invention relates to a solar cooking apparatus comprised of solar reflectors and solar collection elements.	January 10, 2018	February 22, 2019	China
201810618369.7	Cooking Apparatus and Method Thereof	The patent invention relates to a solar cooking apparatus comprised of solar reflectors and solar collection elements.	June 15, 2018	Not Published	China

Trademarks

Application or Registration#	Mark	File Date	Registration Date	Country
4,683,551	GoSun Stove	October 25, 2013	February 10, 2015	United States
4,968,143	GoSun Sport	September 18, 2015	May 31, 2016	United States
4,968,146	GoSun Grill	September 18, 2015	May 31, 2016	United States
18492172	GoSun Stove	December 2, 2015	Not Published	China
5,155,454	GoSun Dogger	July 20, 2016	March 17, 2017	United States
5,223,070	GoSun	November 10, 2016	June 13, 2017	United States
5,582,311	GoSun	December 20, 2017	October 9, 2018	United States

Copyright Registrations

Registration #	Title	Description	Registration Date
VA0002017710	GoSun Promotional Collage	GoSun Promotional Collage	May 17, 2016
VA0002022006	GoSun Stove Drawing	GoSun Stove Drawing	July 8, 2016

Intellectual property accomplishments include: three utility patents filed (one has now been allowed for the base technology of the GoSun Sport), three design patents and six registered trademarks. GoSun monitors for potential copycats. Sites like Alibaba have been very cooperative.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
GoSun Inc. 1217 Ellis St Cincinnati OH 45223	Lease	Office, warehouse and shop space is rented on a month-to-month basis

Governmental/Regulatory Approval and Compliance
Not Applicable

Litigation
None

Other
The Company's principal address is 1217 Ellis St, Cincinnati, OH 45223

The Company conducts business in Ohio.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Applied Sunshine, LLC	Limited Liability Company	Ohio	January 25, 2011	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Patrick Sherwin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, CEO, President and Secretary, 1/1/17-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/17-present, Founder and inventor, Sherwin directs the day to day operations as well as developments of innovation. Prior to that, Sherwin was the founder and president of Applied Sunshine, LLC, where the basis of GoSun's technology was created.

Name
Gary Starr

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 1/1/17-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

12

1/1/17-present, A marketing and sales strategist, Starr is actively working with GoSun in business development. He has also been a board member for over two dozen start-ups (ranging from lemonade to electric cars) including two companies that became public.

Name
Glen MacGillivray

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2017-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director of 4 Canadian corporations, 3 African companies and one UK company. Primary role is senior management of renewable energy companies. Earlier, founded and later sold Nray Services Inc., that specializes in the neutron radiographic inspection of first row jet-engine turbine blades, that had operations in both Canada and the USA.

Name
Emily Zaebst

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2017- present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
07/2015 - Current, Cincinnati Health Department, School and Adolescent Health Division. Zaebst is a Family Nurse Practitioner in community health providing out-patient, primary care to at-risk youth and their families

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Patrick Sherwin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, CEO, President and Secretary, 1/1/17-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
1/1/17-present, Founder and inventor, Sherwin directs the day to day operations as well as developments of innovation. Prior to that, Sherwin was the founder and president of Applied Sunshine, LLC, where the basis of GoSun's technology was created.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in Ohio and several subcontractors.

CAPITALIZATION AND OWNERSHIP

Capitalization

Capital Structure

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. In 2017, the Company authorized amended and restated articles of incorporation to authorize 50,000,000 shares of $0.0001 par value common stock. As of December 31, 2018, and 2017, 10,792,167 and 10,792,167 shares of common stock were issued and outstanding, respectively.

The Subsidiary Company was established as a limited liability company, which was 100% owned by the Company's founder prior to the acquisition discussed in Notes 1 and 2. All equity activity of the Subsidiary Company prior to the formation of the Company on December 21, 2016 are presented in additional paid-in capital in the statement of changes in stockholders' equity (deficit).

Stock Issuances

The Company issued 10,000,000 shares of its common stock to four founders on December 21, 2016 at a price per share of $0.0001.

During 2017, the Company issued 792,167 shares of common stock at $0.60 per share, providing gross proceeds of $475,000. Cash offering costs of $3,126 were also recorded to additional paid-in capital as offering costs.

Convertible Notes

The Company sold approximately $599,459 in Crowd Notes in July 2017. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), an amount of approximately $29,963 in Crowd Notes.The Crowd Notes sold in the offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million).

- Once a "qualified equity financing" occurs, the notes may be converted thereafter.

 The price at which the Crowd Notes sold in this offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $10 million valuation cap, if the conversion takes place after the qualified equity financing; or

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Loans
In September 2016, the Company entered into a line of credit agreement with a bank, in the amoun-tof $250,000 bearing interest at a rate of prime plus 2.5% (8.0% and 7.0% as of December 31, 2018and 2017, respectively). The Company did not draw on this line of credit during 2016, and thebalance on the line of credit was $0 as of both December 31, 2018 and 2017. The line of creditmatured in October 2017 and was extended for one year in the amount of $250,000, bearing interestat a rate of prime plus 2.25%. The line of credit matured in October 2018 and was extended for oneyear in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. Payments of interestonly are due monthly, while the principal balance is due and payable at the maturity date. The lineof credit is collateralized by the Company's inventory. The line of credit is personally guaranteed bythe Company's CEO.

Ownership
Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Patrick Sherwin	66%
Gary Starr	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were not reviewed by a CPA and were not audited.

Operations

GoSun Inc. (the "Company"), is a corporation organized December 21, 2016 under the laws of Delaware. The Company manufactures fuel-free cooking devices that are sold to customers through e-commerce and retail stores.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly owned subsidiary.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) shipment has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company collects payment upon placement of orders and recognizes revenue upon shipment. The Company includes credit card merchant account fees as cost   of   goods   sold   in   the   statement   of   operations.

Liquidity and Capital Resources

We have approximately $304,401.35 in cash on hand as of March 31, 2019, plus an unused line of credit of $250,000.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Crowd Note	July 2017	Regulation D 506(c) and Regulation CF	Convertible Note (Crowd Note)	$629,432*	Working capital, general expenses, infrastructure

*Reflects a total raise amount of $599,459, plus an additional $29,973 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round.

Classes of Securities of the Company
Common Units

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred units.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising unit options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into membership units.

If a company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions
GoSun Inc. acquired Applied Sunshine LLC, a related party company under common control, effective 1/1/17 in a stock exchange transaction.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Patrick Sherwin
(Signature)

Patrick Sherwin
(Issuer)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Sherwin
(Signature)

Patrick Sherwin
(Name)

CEO
(Title)

4/30/2019
(Date)

/s/ Gary Starr
(Signature)

Gary Starr
(Name)

Director
(Title)

4/30/2019
_____
(Date)

/s/ Emily Zaebst
_____
(Signature)

Emily Zaebst
_____
(Name)

Director
_____
(Title)

4/30/2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

 | **POWERING LIVES WITH SOLAR COOKING**

I, Patrick Sherwin, certify that the financial statements of GoSun Inc.

included in this Form are true and complete in all material respects.

Patrick Sherwin
CEO and Founder
GoSun Inc.

4/29/19

GoSun Inc.
A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2018 and 2017

GoSun Inc.

TABLE OF CONTENTS



To the Stockholders of
GoSun, Inc.
Cincinnati, Ohio

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of GoSun, Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
August 27, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

GOSUN INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 526,140	$ 1,077,685
Deposits	1,919	1,600
Accounts receivable	32,085	37,483
Prepaid expenses	36,412	30,622
Inventory	343,157	237,653
Total Current Assets	939,713	1,385,043
Non-Current Assets:		
Property and equipment, net	106,534	93,214
Intangible assets, net	26,334	22,509
Total Non-Current Assets	132,868	115,723
TOTAL ASSETS	$ 1,072,581	$ 1,500,766
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 59,113	$ 55,119
Deferred revenues	439,925	538,651
Total Current Liabilities	499,038	593,770
Long-Term Liabilities:		
Crowd note agreements liability, net of unamortized discount of $66,317 and $84,404, respectively	563,115	545,028
Accrued interest on crowd note agreement liability	45,472	12,502
Total Long-Term Liabilities	608,587	557,530
Total Liabilities	1,107,625	1,151,300
Stockholders' Equity/(Deficit):		
Common Stock, $0.0001 par, 50,000,000 shares authorized, 10,792,167 and 10,792,167 shares issued and outstanding as of December 31, 2018 and 2017, respectively.	1,079	1,079
Additional paid-in capital	608,559	583,563
Accumulated deficit	(644,682)	(235,176)
Total Stockholders' Equity/(Deficit)	(35,044)	349,466
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,072,581	$ 1,500,766

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Net revenues	$ 1,565,135	$ 1,359,436
Costs of net revenues	(1,021,895)	(774,719)
Gross profit	543,240	584,717
Operating Expenses:		
Sales & marketing	497,415	330,469
General & administrative	237,204	254,757
Research & development	167,491	107,712
Total Operating Expenses	902,110	692,938
Loss from operations	(358,870)	(108,221)
Other Income/(Expense):		
Interest expense	(51,057)	(22,454)
Interest income	421	1,601
Total Other Income/(Expense)	(50,636)	(20,853)
Provision for income taxes	-	-
Net Loss	$ (409,506)	$ (129,074)

GOSUN INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2018 and 2017

	Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount				
Balance at January 1, 2017	10,000,000	$ 1,000	$ 90,733	$ (170)	$ (106,102)	$ (14,539)
Issuance of common stock	792,167	79	474,921	-	-	475,000
Offering costs	-	-	(3,126)	-	-	(3,126)
Stock-based compensation	-	-	21,035	-	-	21,035
Receipt of subscription receivable	-	-	-	170	-	170
Net loss	-	-	-	-	(129,074)	(129,074)
Balance at December 31, 2017	10,792,167	1,079	583,563	-	(235,176)	349,466
Stock-based compensation	-	-	24,996	-	-	24,996
Net loss	-	-	-	-	(409,506)	(409,506)
Balance at December 31, 2018	10,792,167	$ 1,079	$ 608,559	$ -	$ (644,682)	$ (35,044)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

GOSUN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (409,506)	$ (129,074)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	37,552	14,011
Loss on disposal of assets	1,466	146
Amortization of crowd note issuance costs	18,087	6,029
Stock compensation expense	24,996	21,035
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	5,398	(9,698)
(Increase)/Decrease in deposits	(319)	(1,600)
(Increase)/Decrease in inventory	(105,504)	77,795
(Increase)/Decrease in prepaid expenses	(5,790)	(30,622)
Increase/(Decrease) in accounts payable	3,994	(41,805)
Increase/(Decrease) in deferred revenues	(98,726)	433
Increase/(Decrease) in accrued interest payable	32,970	12,502
Net Cash Used In Operating Activities	(495,382)	(80,848)
Cash Flows From Investing Activities		
Purchase of property and equipment, net	(45,320)	(45,933)
Cash paid for trademarks, copyrights, and patents	(10,843)	(8,159)
Net Cash Used In Investing Activities	(56,163)	(54,092)
Cash Flows From Financing Activities		
Proceeds received from issuance of crowd notes	-	599,460
Debt issuance costs	-	(60,461)
Proceeds received from issuance of common stock	-	475,000
Offering costs on common stock issuances	-	(3,126)
Repayments of subscription receivables	-	170
Net Cash Provided By Financing Activities	-	1,011,043
Net Change In Cash	(551,545)	876,103
Cash at Beginning of Period	1,077,685	201,582
Cash at End of Period	$ 526,140	$ 1,077,685
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest expense	$ 193	$ 3,923
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Crowd notes issued as broker compensation	$ -	$ 29,963

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

GoSun Inc. (the "Company"), is a corporation organized on December 21, 2016 under the laws of Delaware. The Company manufactures fuel-free cooking devices that are sold to customers through e-commerce and retail stores.

Applied Sunshine, LLC (the "Subsidiary Company"), is a limited liability company organized January 25, 2011 under the laws of Ohio under common ownership and control as the Company. In December 2016, the Subsidiary Company merged with the Company in an acquisition transaction effective January 1, 2017, whereby the 100% owner of the Subsidiary Company agreed to exchange 100% interest in the Subsidiary Company for 8,300,000 shares of the Company's common stock, transferring ownership of the Subsidiary Company to the Company as a wholly owned subsidiary.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of GoSun Inc. and its subsidiary, Applied Sunshine, LLC. All significant intercompany transactions have been eliminated in consolidation. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017 the Company's cash balances included $274,252 and $810,085 in excess of FDIC insured limits, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2018 and 2017 consist of finished goods held for resale and products in production at the contract manufacturer. Manufacturing is performed overseas, and products are shipped to the Company's warehouse for distribution to customers.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried receivables of $32,085 and $37,483, respectively, and no allowances against such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. Depreciation expense for the years ended December 31, 2018 and 2017 were $34,442 and $11,590, respectively. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2018 and 2017 have estimated useful lives of 3-7 years. The Company's property and equipment consisted of the following as of December 31, 2018 and 2017:

	2018	2017
Furniture and fixtures	$ 17,158	$ 17,571
Equipment	46,049	42,844
Molding	70,876	30,786
Vehicles	34,532	31,074
Property and equipment, at cost	168,615	122,275
Accumulated depreciation	(62,081)	(29,061)
Property and equipment, net	$ 106,534	$ 93,214

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years, when a patent is successfully filed. During 2018, the Company capitalized $10,843 in patent, copyright, and trademark related costs, resulting in intangible assets of $26,334 (net of accumulated amortization) as of December 31, 2018. Amortization expense for the year ended December 31, 2018 was $3,110. The Company evaluates the capitalized costs for impairment. There were two trademarks that were abandoned as part of evaluation. During 2017, the Company capitalized $8,159 in patent, copyright, and trademark related costs, resulting in intangible assets of $22,509 (net of accumulated amortization) as of December 31, 2017. Amortization expense for the year ended December 31, 2017 was $2,421. The Company evaluates capitalized costs for impairment and concluded no impairments exist as of December 31, 2017.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) shipment has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company collects payment upon placement of orders and recognizes revenue upon shipment.

The Company conducted a pre-sale campaign of its GoSun Fusion product during 2018. The Company also conducted a pre-sale campaign of its GoSun Go product during 2017. Revenues from pre-sales are recognized when products ship. The Company's deferred revenues balances were $439,925 and $538,651 as of December 31, 2018 and 2017, respectively.

Research and Development

Research and development costs are expensed as incurred. The Company recorded $167,491 and $107,712 of research and development costs for the years ended December 31, 2018 and 2017, respectively.

Advertising Costs

Advertising costs are expensed as incurred and amounted to $497,415 and $330,469 for the years ended December 31 2018 and 2017, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $483,406 and $106,026 as of December 31, 2018 and 2017, respectively. The Company pays federal taxes at a rate of 21% and has used this effective rate to derive net deferred tax assets of $101,515 and $22,266 as of December 31, 2018 and 2017, respectively, resulting from its net operating loss carryforwards and other book-to-tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and City of Cincinnati income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has sustained net losses of $409,506 and $129,074 during the years ended December 31, 2018 and 2017, respectively, has negative cash flows from operations, and has accumulated deficits of $644,682 and $235,176 as of December 31, 2018 and 2017, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated balance sheets do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: LINE OF CREDIT

In September 2016, the Company entered into a line of credit agreement with a bank, in the amount of $250,000 bearing interest at a rate of prime plus 2.5% (8.0% and 7.0% as of December 31, 2018 and 2017, respectively). The Company did not draw on this line of credit during 2018, and the balance on the line of credit was $0 as of both December 31, 2018 and 2017. The line of credit matured in October 2017 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. The line of credit matured in October 2018 and was extended for one year in the amount of $250,000, bearing interest at a rate of prime plus 2.25%. Payments of interest only are due monthly, while the principal balance is due and payable at the maturity date. The line of credit is collateralized by the Company's inventory. The line of credit is personally guaranteed by the Company's CEO.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. In 2017, the Company amended and restated its articles of incorporation to authorize 50,000,000 shares of $0.0001 par value common stock. As of December 31, 2018 and 2017, 10,792,167 and 10,792,167 shares of common stock were issued and outstanding, respectively.

Stock Issuances

During 2017, the Company issued 792,167 shares of common stock at $0.60 per share, providing gross proceeds of $475,000. Cash offering costs of $3,126 were also recorded to additional paid-in capital as offering costs.

NOTE 6: CONVERTIBLE NOTE AGREEMENTS

During the year ended December 31, 2017, the Company entered into Crowd Note agreements with investors through a Regulation Crowdfunding campaign in exchange for cash investments totaling $599,460. The Crowd Note agreements bear interest at 5% and have no maturity date.

The Crowd Note agreements become convertible into shares of the Company's common stock upon a qualified financing event (as defined in the agreements). The number of shares the Crowd Note agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) a 20% discount to the pricing in the triggering equity financing; B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing.

Loan fees of $60,461 were incurred in connection with this offering and were recorded as discounts to the notes. Additionally, the Company issued its broker $29,963 of Crowd Notes as part of the placement fee. Total loan fees of $90,424 were discounted to the note balance, and the Company is amortizing such fees to interest expense over a 60-month period, which is the Company's estimate of when these notes will convert. As of December 31, 2018 and 2017, $629,432 of Crowd Notes were outstanding, which are presented net of unamortized loan expenses of $66,317 and $84,404, for a carrying balance of $563,115 and $545,028 as of December 31, 2018 and 2017, all respectively. Amortization on these discounts of $18,087 and $6,029 was recognized during the years ended December 31, 2018 and 2017, respectively.

The Company accrued interest of $32,970 and $12,502 against these notes during the years ended December 31, 2018 and 2017, respectively, of which none was paid so the full amounts of $45,472 and $12,502 remained outstanding as accrued interest payable on the consolidated balance sheets as of December 31, 2018 and 2017, respectively.

As of December 31, 2018, the Crowd Note agreements have not yet converted as a qualifying financing had not yet occurred. The Crowd Note agreements are recorded as a liability until conversion occurs.

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Equity Incentive Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 2,500,000 shares as of December 31, 2018. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 1,516,944 as of December 31, 2018.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2018 and 2017 are as follows:

	2018	2017
Risk Free Interest Rate	2.96%	1.70%-2.15%
Dividend Yield	0.00%	0.00%
Estimated Volatility	50.00%	50.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$ 0.449	$0.07 - $0.27

For options issued to date, a vesting schedule of three years has been used. A summary of information related to stock options for the years ended December 31, 2018 and 2017 are as follows:

	December 31, 2018		December 31, 2017	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,055,000	$ 0.177	-	$ -
Granted	60,000	$ 0.200	1,055,000	$ 0.177
Exercised	-	$ -	-	$ -
Forfeited	(131,944)	$ 0.150	-	$ -
Outstanding - end of year	983,056	$ 0.164	1,055,000	$ 0.177
Exercisable at end of year	602,223	$ 0.142	288,889	$ 0.161
Weighted average grant date fair value of options granted during year	$ 0.449		$ 0.080	
Weighted average duration to expiration of outstanding options at year-end	8.1		9.1	

Stock-based compensation expense of $24,996 and $21,035 was recognized under FASB ASC 718 for the years ended December 31, 2018 and 2017, respectively. Total unrecognized compensation cost related to stock option awards amounted to $54,713 and $63,630 as of December 31, 2018 and 2017, respectively, and will be recognized over a weighted average period of 25 and 27 months, respectively.

NOTE 8: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the

Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company intends to adopt this new standard effective January 1, 2019 and doesn't expect its implementation to have a material impact to its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Fundraising Campaign

In June 2019, the Company initiated a fundraising campaign through Indiegogo.com for the GoSun Chill and Fusion products, as well as accessories of these products. Through August 8, 2019, $681,568 has been raised from this fundraising.

Management's Evaluation

Management has evaluated subsequent events through August 27, 2019, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.